SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2014

Eni S.p.A.
(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                    Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐                    No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):               )

Press Release dated June 4, 2014

Press Release dated June 12, 2014

Press Release dated June 19, 2014

Press Release dated June 23, 2014

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name: Antonio Cristodoro
Title:	Head of Corporate Secretary's Staff Office

Date: June 30, 2014

Eni signs strategic agreements for Perla super-giant field in Venezuela

These agreements will grant Eni access to Perla’s liquids reserves

Caracas (Venezuela), June 4, 2014 - The Minister of Petroleum and Mines of Venezuela and President of PDVSA, Rafael Ramírez, Eni's CEO, Claudio Descalzi, and Repsol's President, Antonio Brufau, signed strategic agreements concerning the exploitation of the Perla field, one of the largest worldwide discoveries of the last decade.
The first agreement is a Memorandum of Understanding for the creation of a new company (mixed enterprise) which will develop and produce Perla’s condensate reserves. The new company will be jointly run by CVP (PDVSA’s affiliate) with a 60% participation, Eni with 20% and Repsol with 20%. Currently the condensate reserves are property of the Republic of Venezuela.
The second agreement is a Term Sheet which establishes the key elements for up to $1 billion investment structure to finance PDVSA’s (CVP) share in the Perla development. Eni and Repsol will contribute with up to $500 million each.
Both agreements are subject to final contracts to be signed and to the approval of local authorities.
The Perla field, located in the Cardón IV block in the Gulf of Venezuela, 50 kilometers from the shore in a water depth of 60 meters, was discovered in 2009. The current estimate of gas in place is approximately 17 Trillion cubic feet (Tcf), or 3.1 billion barrels of oil equivalent.
The Cardón IV block is licensed and operated by the Joint Operating Company "Cardón IV SA", owned by Eni (50%) and Repsol (50%). PDVSA exercised its 35% back-in right and, after the imminent signature of a Sale and Purchase Agreement, it will get its ownership stake in the Company, which will be jointly operated. Eni and Repsol will each keep a 32.5% interest.
Perla production start up is expected by the end of 2014; production will reach the following peaks: Phase I at 300 million standard cubic feet per day, Phase II at 800 million scfd and Phase III at 1,200 million scfd.
Eni is also present in Venezuela with a participation in the Junín-5 heavy oil block (PDVSA 60%, Eni 40%) located in the Faja of Orinoco, which holds 35 billion boe of certified oil in place. Junín-5 production started in March 2013. Eni also holds a participation in PetroSucre, the Operating Company which runs the offshore Corocoro field (PDVSA 74%, Eni 26%).
Currently Eni’s net production in the country is approximately 10,500 barrels of oil per day.

Company Contacts:
Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +80011223456
Switchboard: +39-0659821
ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com
Web site: www.eni.com

Eni signs a strategic agreement with KazMunayGas

Borovoye, Kazakhstan, June 12, 2014 - In the presence of the President of the Republic of Kazakhstan, Nursultan Nazarbayev, and the Italian Prime Minister, Matteo Renzi, KazMunayGas’ (KMG) Chairman of the Management Board, Sauat Mynbayev, and Eni’s CEO, Claudio Descalzi,  signed today a strategic agreement.

The agreement will result in KMG and Eni each holding 50% of exploration and production rights in Isatay, an offshore exploration area located in the north Caspian Sea. The block is estimated to have significant potential oil resources and will be operated by a joint operating company.

The agreement also involves the development of a shipyard project in Kuryk, located on the Caspian Sea coast of the Mangystau region. The shipyard will be managed by a project company which will be formed by Eni and KMG.

This agreement further strengthens Eni’s presence in the Republic of Kazakhstan, where it co-operates the Karachaganak field and is equity partner in several fields in the north Caspian Sea, including the giant Kashagan field.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +80011223456
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Eni continues its share buyback program

San Donato Milanese (Milan), June 19, 2014 - Eni, pursuant to the resolution passed by the Shareholders’ Meeting of May 8, 2014, will continue the execution of its buyback program in accordance with the terms already announced to the market. Purchases will start from June 23, 2014.
The program represents an effective and flexible management tool for enhancing shareholders’ value, in line with the policies of capital return adopted by major international oil companies.
On the basis of the implementation methods approved by the Eni’s Board of Directors on May 28, 2014, a financial institution has been appointed, for a period not exceeding September 16, 2014, in order to execute part of the program.
The financial institution will make its decisions in relation to the purchases independently, also with regard to the timing of the purchases, complying with daily limits on prices and volumes. The agreed remuneration will take into account the efficiency of the activity performed by the financial institution.
Purchases will be made on Italy’s Electronic Stock Exchange (Mercato Telematico Azionario) in compliance with Article 144-bis, paragraph 1, letter b) of Consob Regulation 11971/1999 and all applicable provisions, in order to ensure equal treatment of shareholders as required by Article 132 of the Financial Services Act (T.U.F), according to the operating methods established in the regulations for the organization and administration of Borsa Italiana SpA, the Italian stock exchange.
Eni will announce details of the transactions to the market, on the basis of existing regulations.
As of today Eni owns No. 22,388,287 treasury shares, equal to 0.62% of its share capital. Eni subsidiaries do not own any shares in the Company.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +80011223456
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Eni completes the sale of 1% of Galp’s share capital

San Donato Milanese (Milan), June 23, 2014 - Eni SpA ("Eni") has completed the disposal through daily sales on the stock exchange of approximately 1% of the share capital of Galp Energia SGPS SA ("Galp"), corresponding to the residual stake subject to the right of first refusal of Amorim Energia BV ("AEBV") under the agreement previously disclosed to the market, which has not been exercised by AEBV. The aggregate consideration of the sales carried out from May 5 to June 18, 2014 amounted to approximately euro 107 million. The settlement of the sales has been carried out during the abovementioned period and has been completed today.
Following the sale, Eni holds 66,337,592 ordinary shares corresponding to approximately 8% of Galp’s share capital, entirely underlying the approximately euro 1,028 million exchangeable bond issued on November 30, 2012 and due on November 30, 2015.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +80011223456
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com